NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2005 Annual General Meeting of the shareholders of SPUR VENTURES INC. (the "Company") will be held at the Kitsilano room, Vancouver Marriott Pinnacle Hotel, 1128 West Hastings Street, Vancouver, British Columbia, on WEDNESDAY, JUNE 22, 2005 at the hour of 10:30 in the morning (Vancouver time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for the fiscal year ended December 31, 2004 and the report of the auditor thereon;

3.	to appoint an auditor for the ensuing year and to authorize the directors to fix the remuneration of the auditor;

4.	to determine the number of directors at nine (9) and to elect directors;

5.	to approve the Company’s proposed amendment of the Stock Option Plan as more fully set out in the Information Circular;

6.	to transact any other business that may properly come before the Meeting and any adjournment thereof.

Accompanying this notice is the Company’s Annual Report for its fourth fiscal quarter which contains the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2004 and the Management’s Discussion and Analysis, an Information Circular, a form of Proxy, and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting or any adjournment thereof in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 13th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Robert J. Rennie
Chief Executive Officer

INFORMATION CIRCULAR
(Containing information as at May 13, 2005)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies (each a "Proxy") by the management of Spur Ventures Inc. (the "Company") for use at the 2005 Annual General Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular.

The solicitation of Proxies will be primarily by mail, but Proxies may be solicited personally or by telephone by Directors, Officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators ("National Instrument 54-101"), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares in the capital of the Company (the "Shares") held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may by means of a Proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder on the shareholder's behalf. Submitting a Proxy by mail, fax or by hand delivery are the only methods by which a shareholder may appoint a person as Proxy other than a Director or Officer of the Company named on the form of Proxy. The individuals named in the accompanying form of Proxy are Directors and/or Officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the form of Proxy or by completing another form of Proxy. Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's Shares are to be voted. In any case, the form of Proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

Proxy Instructions

Only shareholders whose names appear on the records of the Company as the registered holders of the shares or duly appointed proxyholders are permitting to vote at the Meeting. Registered shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by Proxy as follows: by mail or fax, or by hand delivery to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

Registered shareholders must complete, date and sign the form of Proxy. It must then be returned to the Company's transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting or the adjournment thereof at which the Proxy is to be used.

Revocability of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a Proxy may revoke it by either executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder's authorized attorney in writing, or; if the shareholder is a company, under its corporate seal by an officer or attorney duly authorized; and by depositing the Proxy bearing a later date with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a Proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder's shares. A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

On a poll the nominees named in the accompanying form of Proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The Proxy will confer discretionary authority on the nominees named therein with respect to each matter or group of matters identified therein for which a choice is not specified other than the appointment of an auditor and the election of Directors, any amendment to or variation of any matter identified therein and any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the nominees named in the accompanying form of Proxy will vote Shares represented by the Proxy at their own discretion for the approval of such matter.

As of the date of this Information Circular management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee in the accompanying form of Proxy intends to vote thereon in accordance with the nominee's best judgment.

Advice to Beneficial (Non-Registered) Shareholders

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular, collectively, as "Beneficial Shareholders") should note that only Proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited; and which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting. That proxy must be returned to ADP well in advance of the Meeting in order to have the Shares voted

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal Proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Executive Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, the appointment of auditors, the repricing of stock options and as set out herein.

Record Date and voting securities

The Company has set the close of business on May 13, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only the registered holders of Shares, and those beneficial holders entitled to receive notice pursuant to National Instrument 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her Shares and the transferee, upon producing properly endorsed certificates evidencing such Shares or otherwise establishing that he or she owns such Shares, requests by contacting Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario,

M5J 2Y1, at least 10 calendar days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such Shares at the Meeting.

ISSUED SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares and preferred shares without par value, of which 40,497,662 common shares are issued and outstanding as of the date hereof. No preferred shares have been issued as of the date hereof. The holders of common shares are entitled to one vote for each common share held.

To the knowledge of the management of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Meeting.

Shareholder approval will be sought to fix the number of directors of the Company at nine (9).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate the persons listed below for election as Directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

Name, Province and Country of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years (1)	Date of appointment as Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
Steven G. Dean British Columbia, Canada Chairman of the Board and Director	Businessman; Chairman of the Company	June 19, 2003	915,000
Robert G. Atkinson (3) British Columbia, Canada Vice-Chairman of the Board and Director	Businessman; Vice-Chairman of the Company	March 21, 1996	457,050
John Van Brunt (5) Alberta, Canada Vice-Chairman of the Board and Director	Former Chief Executive Officer of Agrium Inc. President of Paris-based International Fertilizer Industry Association	July 23, 2004	Nil
Dr. Robert J. Rennie Alberta, Canada Chief Executive Officer and Director	Former Vice President Corporate Relations and Vice President South America of Agrium Inc. Former Manager, Ag Biologicals for Exxon Chemicals.	March 1, 2005	Nil
Yingbin Ian He British Columbia, Canada President and Director	President of the Company	August 21, 1995	557,120
W. David Black (4)(5) British Columbia, Canada Director	Lawyer	June 22, 2000	10,000
David Cohen (4) British Columbia, Canada Director	President and CEO of Northern Orion Resources Inc.	June 13, 2003	Nil
Ruston Goepel (5) British Columbia, Canada Director	Senior Vice-president, Raymond James Ltd.	June 19, 2003	170,000

Name, Province and Country of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years (1)	Date of appointment as Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
Dongdong Huang British Columbia, Canada Director and Vice President Corporate and Legal	Lawyer, Vice-President Corporate and Legal of the Company	May 3, 2004	Nil

(1)	The information as to country and province of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.
(2)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 13, 2005, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

(3)	Chairman of the Audit Committee.
(4)	Member of the Audit Committee.
(5)	Member of the Nominating and Corporate Governance Committees.

All of those nominees who are presently Directors will have their term of office as Director expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next annual general meeting of the Company.

To the knowledge of the Company, no proposed Director is, or has, within the ten years before the date of this Information Circular,

1.	been a director or executive officer of any company that, while that person was acting in that capacity:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

2.
has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.

STATEMENT OF EXECUTIVE COMPENSATION AND REMUNERATION OF MANAGEMENT AND OTHERS

Executive Compensation

The Company's fiscal year end is the 31st day of December.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"Equity security" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"Option" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"SAR" means a stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

“NAMED EXECUTIVE OFFICERS” means:

a)	the CEO;

b)	the CFO;

c)
the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

d)
any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

During the most fiscal year ended December 31, 2004, the Company had two Named Executive Officers, Mr. Yingbin Ian He, President and Mr. Michael Chen, Chief Financial Officer. Subsequent to the most recently completed financial year, Dr. Robert J. Rennie was appointed the Chief Executive Officer of the Company effective March 1, 2005.

The following table details the compensation paid to the Company's Named Executive Officers during the Company's three most recently completed financial years:

Summary Compensation Table

Annual Compensation					Long Term Compensation			All Other Compensation ($)
Name and Principal Position	Year Ended (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Option/SAR's Granted (#) (2)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Yingbin Ian He President and Director	2004 2003 2002	96,000(3) 88,000 78,181	Nil Nil Nil	Nil Nil Nil	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Chen (4) CFO	2004	34,406(5)	Nil	Nil	200,000	Nil	Nil	Nil
James Zhang (6) Former CFO	2004	22,500(7)	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Fiscal years ending December 31.
(2)	The Company does not have any Stock Appreciation Rights.
(3)	Paid to YBHE Consulting Ltd. in which Mr. He has an interest (see “Termination of Employment, Changes in Responsibility and Employment Contracts”).
(4)	CFO from October 12, 2004 to present.
(5)	Paid to Mr. Chen pursuant to an employment contract dated October 12, 2004 (see “Termination of Employment, Changes in Responsibility and Employment Contracts”).
(6)	Chief Financial Officer from April 7, 2004 to October 12, 2004.
(7)	Paid to Oslan Enterprises Inc. of which Mr. Zhang is the principal (see “Termination of Employment, Changes in Responsibility and Employment Contracts”).

The Company anticipates that compensation will be provided by the Company during the Company's next financial year to its present Named Executive Officers and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year the Company has not awarded or instituted any LTIPs to its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

The Company does not have, and at no time during its most recently completed financial year had, any SAR Plans in respect of which any of its Named Executive Officers were eligible to participate.

The following table sets forth stock options granted under the Company's Stock Option Plan during the most recently completed financial year to each of the Named Executive Officers.

NEO Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (1) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Yingbin Ian He President	Nil	Nil	Nil	Nil	Nil
Michael Chen CFO	200,000	10.8%	$1.50	$1.48	Oct. 12, 2009

(1)
The exercise price of stock options was determined by the Board of Directors and is not less than the trading price of the common shares of the Company on the TSX Venture Exchange on which the shares of the Company were listed at the time of the grant of the option.

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value
The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Named Executive Officer’s Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End (1) ($) Exercisable/ Unexercisable
Yingbin Ian He President	100,000	$60,000	650,000/Nil	$376,000
Michael Chen Chief Financial Officer	Nil	Nil	50,000/150,000	Nil/Nil

(1)
Dollar value is equal to column (b) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no employment contracts with any Named Executive Officers except as follows:

1.
During the year ended December 31, 2004, YBHE Consulting Ltd., a company in which Mr. Yingbin Ian He, has an interest, received $8,000 per month for Mr. He’s services in the capacity of President of the Company.

2.	Under an employment agreement effective October 12, 2004, Michael Chen receives $8,000 per month for his services in the capacity of Chief Financial Officer.

3.
During the year ended December 31, 2004, the Company paid Oslan Enterprises Inc., a company in which Mr. James Zhang, former Chief Financial Officer of the Company, has an interest, $22,500 in consulting fees.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company paid Sirocco Advisory Services Ltd., a company controlled by Steven Dean, Chairman and Director of the Company, $120,000 for his services in the capacity of Chairman.

The Company paid $40,000 to Asean Sales Inc., a company in which Robert Atkinson, Vice-Chairman and Director of the Company, has an interest, and $20,000 to Mr. Atkinson directly for his services in the capacity of Vice-Chairman.

The Company paid D. D. Huang & Associates and Sinocana Universal Education Inc., companies in which Dongdong Huang, Vice-President Corporate and Legal and Director of the Company, has an interest, $57,500 for his services in the capacity of Vice-President Corporate and Legal and Director.

The Company paid $25,000 to Mr. John Van Brunt, Director of the Company, for his services in the capacity as Vice-chairman and Director.

The Company paid RiverBank Group Ltd., a company in which David Cohen, Director of the Company, has an interest, $60,000 for consulting services.

In addition, Mr. Atkinson, Mr. Dean, Mr. Goepel, Mr. Cohen, Mr. Huang and Mr. Van Brunt received total of 1,650,000 stock options during the last completed financial year exercisable at $1.50 per share. All options are exercisable for a period of 5 years.

For the Company's most recently completed fiscal year, and other than already set forth above:

a)	no other compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

b)	no other arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

c)	no other compensation of any kind was accrued, owing or paid to any of the Company's current Directors for services rendered to the Company as consultants or experts;

d)
no other arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts; and

e)	no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes relevant information as of December 31, 2004 with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,535,000	$1.05	165,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	5,535,000		165,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the last completed financial year of the Company, no Director, Executive Officer, proposed nominee for Director or employee of the Company or any associate or affiliate of any of them has been indebted to the Company for other than routine indebtedness.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no informed person and none of the Directors or Executive Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

Except as set out above, there are no management functions of the Company which are, to any substantial degree, performed other than by the Directors or Executive Officers of the Company.

AUDIT COMMITTEE

Mandate of the Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Audit Committee is also responsible for monitoring compliance with applicable laws and regulations and the systems of internal controls. The Audit Committee has the authority to retain special legal, accounting or other consultants to advise the Audit Committee. The Audit Committee may request any, Director, Officer or employee of the Company, or the Company's outside counsel or independent auditor, to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Board has adopted an Audit Committee Charter, a full copy of which is attached to this information circular as Schedule “A”.

Operation, composition, appointments, compensation and meetings of the Audit Committee

The Audit Committee reports to the Board. The full Board is kept informed of the Audit Committee's activities by a report following each Audit Committee meeting.

The Audit Committee shall consist of not less than three Directors as determined by the Board, the majority of whom shall qualify as unrelated directors and who are free from any relationship that would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. The Company's Audit Committee is presently comprised of Robert Atkinson, David Cohen and W. David Black. All three members of the Audit Committee are “financially literate”, meaning that they are able to read and understand the Company's financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. Robert Atkinson, Chairman of the Audit Committee, has accounting or related financial management expertise. Robert Atkinson, David Cohen and W. David Black are independent directors.

Members of the Audit Committee are appointed at a meeting of the Board typically held immediately after the Company's annual shareholders' meeting; provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Audit Committee upon ceasing to be a member of the Board. Where a vacancy occurs at any time in the membership of the Audit Committee it may be filled by the Board.

Audit Committee oversight

At no time since the commencement of the Company's most recently completed financial was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on certain exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 De Minimis Non-audit Services ("MI 52-110"), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110. Because the Company is a “venture company” as defined in MI 52-110, the Company is exempt from the requirements of Part 3 and Part 5 of MI 52-110.

External auditors and Pre-Approval Policies and Procedures

The Audit Committee, in its Audit Committee Charter, has adopted specific policies and procedures for the engagement of non-audit services.

PricewaterhouseCoopers, Chartered Accountants, were the external auditors of the Company for the financial year ending December 31, 2004.

The following table charts the external auditors' fees for the financial years ending December 31, 2003 and December 31, 2004 by category:

Financial Year Ending	Audit Fees (1)	Audit-related Fees (2)	Tax Fees (3)	All other Fees (4)
2004	$94,000	$6,000	$Nil	$Nil
2003	$20,000	$Nil	$Nil	$Nil

(1)	Aggregate fees billed by the external auditor in each of the last two financial years.
(2)
Aggregate fees billed in each of the last two financial years billed for assurances and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under audit fees.

(3)	Aggregate fees billed in each of the last two financial years for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Aggregate fees billed in each of the last two financial years for products and services provided other than the services reported under the three previous columns.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of Stock Option Plan

The Company's Stock Option Plan (the "Plan") provides that a total of 5,700,000 shares is reserved for issuance upon exercise of stock options granted under the Plan.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 5,700,000 to 8,000,000. If the amendment is approved, there will be 5,835,000 options outstanding to purchase shares issued under the amended Plan and 2,165,000 shares reserved and available for issue under options to be granted under the amended Plan. The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors;

Under the amended Plan, the number of shares which may be reserved for issuance will be as follows:

(a)	to all optionees under the Stock Option Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b)	to all insiders as a group may not exceed 20% of the issued shares; and

(c)	to any one individual may not exceed:

(i) 5% of the issued shares on a yearly basis; and

(ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting. Since the amended Plan permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the “disinterested shareholders”) for the amendment.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 5,700,000 to 8,000,000 AND THAT directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Unless such authority is withheld, the persons name in the enclosed Proxy will vote for all of the resolutions in respect of the proposed Stock Option Plan.

OTHER MATTERS

Particulars of other matters to be acted upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles of the Company or not disposing of all or substantially all of the assets of the Company.

Additional information

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information on the Company is provided in the Company's audited comparative financial statements and management discussion and analysis for the most recently completed financial year ended December 31, 2004. Copies of the Company's financial statements and management discussion and analysis may be obtained upon request from management of the Company at its offices.

The Company's mailing address and business office is located at Suite 2684, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver, British Columbia, Canada, V7X 1L3, Telephone: 604-689-5564 or Toll Free: 1-877-689-5599.

Board approval

The contents of this Information Circular, including any schedules or enclosures provided herewith, and the sending thereof to shareholders entitled to receive Notice of the Meeting, to each Director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the Directors of the Company pursuant to resolutions passed as of May 13, 2005.

DATED at Vancouver, British Columbia, on this 13th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF

SPUR VENTURES INC.

Robert J. Rennie	Yingbin Ian He
Chief Executive Officer	President

SCHEDULE “A”

Audit Committee Charter
(Effective October 4, 2004)

A. Audit Committee Purpose

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

•	Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure
•	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance
•	Monitor the independence of the and performance of the Company’s independent auditors
•	Provide an avenue of communications among the independent auditors, management and the Board of Directors
•	Encourage adherence to, and continuous improvement of, the Company’s polices, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

B. Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the appropriate securities regulators. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgement. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, should communicate with management quarterly to review the Company’s financial statements and significant findings based upon the Auditors limited review procedures, if any.

C. Audit Committee Responsibilities and Duties - Detail

Review Procedures

1.
Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgements.

2.
In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

3.
Review with financial management the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

4.
The independent auditors are accountable directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

2

5.	Approve the fees and other significant compensation to be paid to the independent auditors, and pre- approve any non-audit services that the auditor may provide.
6.	On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditor’s independence.
7.	Review the independent auditors audit plan and engagement letter.
8.	Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors.
9.	Consider the independent auditors’ judgements about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Other Audit Committee Responsibilities

10.
On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11.
Annually prepare a report to shareholders to be included in the Company’s annual information circular. The Chairman of the Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars.